CONSENT OF QUALIFIED PERSON

Taj P. Singh, P.Eng.
Alio Gold Inc.
Suite 615 – 700 West Pender Street
Vancouver, BC V6C 1G8
Telephone: 604-682-4002

I, Taj P. Singh, P.Eng., consent to the public filing of the Technical Report titled “Ana Paula Project NI 43-101 Preliminary Feasibility Study” and dated effective May 16, 2017 (the “Technical Report”) by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the New Release titled “Alio Gold Announces Ana Paula Pre-Feasibility Results,” dated May 16, 2017.

I certify that I have read the aforementioned News Releases filed by Alio Gold Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 26 May 2017.

“signed”
Signature of Qualified Person

Taj P. Singh, P.Eng.
Print name of Qualified Person